Exhibit 99.4

Form 51-102F3
Material Change Report

1.	Name and Address of Company

Titan Trading Analytics Inc.
#120, 4445 Calgary Trail
Edmonton, AB  T6H 5R7

2.	Date of Material Change

October 20, 2009

3.	News Release

October 20, 2009 via Marketwire

4.	Summary of Material Change

Titan Trading Analytics Inc. (the “Corporation”) announces appointment of Joseph Francese as Director.

5.	Full Description of Material Change

The Board of Directors of Titan Trading Analytics Inc. is pleased to announce that Joseph Francese has been elected to the board of directors.  Mr. Francese will also serve as a member of Titan’s audit committee.

Mr. Francese is Chief Investment Officer (CIO) of PROFORMA Capital Inc. and along with his partners, manages two proprietary high income funds for Institutional and High Net Worth investors.  As CIO, Joe chairs the investment committee and is responsible for analyzing and monitoring existing and prospective investments, as well as developing investment strategies.  Prior to his role as CIO, Joe came with 15 years of experience working with high net worth investors consulting on over $100 million of investor assets during his advisory career.  Mr. Francese serves and advises several local charitable groups and is a Chartered Financial Analyst (CFA) Charterholder.

6.	Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Kenneth Powell, CEO
Phone 780 438 1239

9.	Date of Report

October 21, 2009